SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 21, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Reschedule of the Effective Date for Company Split (Small-scale Company Split) from Sony Corporation into Tohoku Murata Manufacturing Co., Ltd.

June 21, 2017
Sony Corporation

Reschedule of the Effective Date for Company Split (Small-scale Company Split) from Sony Corporation into Tohoku Murata Manufacturing Co., Ltd.

On April 7, 2017, Sony Corporation (“Sony”) issued a press release entitled “Announcement of Company Split (Small-scale Company Split) from Sony Corporation into Tohoku Murata Manufacturing Co., Ltd. in connection with the Transfer of Battery Business,” in which Sony announced that it would transfer certain rights and obligations related to a part of Sony’s battery business to Tohoku Murata Manufacturing Co., Ltd. (“TMM”), a wholly-owned subsidiary of Sony, as a step in the process of the transfer of the Sony Group’s battery business to the Murata Group (the “Transfer”), and also that such company split was scheduled to become effective as of July 1, 2017. However, as Sony announced in a press release entitled “Reschedule of the Target Closing Date for the Transfer of the Battery Business from Sony to Murata Manufacturing” on June 8, 2017, the review process for the Transfer to obtain the required regulatory approvals is taking longer than expected.

As a result, Sony today announced that Sony and TMM have agreed to reschedule the effective date of the company split to September 1, 2017.

EOF